Filed pursuant to Rule 253(g)(2)

File No. 024-11857

CWS Investments, Inc.

SUPPLEMENT NO. 1 DATED OCTOBER 23, 2023

TO POST QUALIFICATION AMENDMENT NO. 5 DATED SEPTEMBER 1, 2023

TO THE OFFERING CIRCULAR DATED JULY 13, 2023

This document supplements, and should be read in conjunction with, the offering circular of CWS Investments, Inc. (the “Company,” “we”, “our” or “us”), dated July 13, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 13, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose a Redemption Upon Death or Disability update to the offering, which will be effective as of October 31, 2023.

Redemption Upon Death or Disability

Provided the Shareholder has been invested for a minimum of 90 days, within 90 days of the death or total permanent disability of a Shareholder who is a natural person (or the beneficiary of an irrevocable trust that holds shares who is a natural person), the estate of such Shareholder, such Shareholder, or legal representative of such Shareholder may request that we repurchase, in whole, but not in part, the Shares held by such Shareholder by delivering to us a written notice requesting such Shares be redeemed. Any such request shall specify the particular event(s) giving rise to the right of the holder or beneficial holder to have his or her Shares redeemed. If a Share is held jointly by natural persons who are legally married, then such request may be made by (i) the surviving Shareholder upon the death of the spouse, or (ii) the disabled Shareholder (or a legal representative) upon total permanent disability of the spouse. In the event a Share is held together by two or more natural persons that are not legally married, neither of these persons shall have the right to request that the Company repurchase such Shares unless each Shareholder can demonstrate that it has been financially or monetarily damaged by such an event.

Upon receipt of a redemption request in the event of death or total permanent disability of a Shareholder, we will designate a date for the redemption of such Shares, which date shall not be later than after 120 days we receive facts or certifications establishing, to the reasonable satisfaction of the Company, the right to be redeemed. On the designated date, we will redeem such Shares at a price per Share of $10 plus any accrued and unpaid interest, to but not including the date on which the Shares are redeemed.

Disability shall mean with respect to any Shareholder or beneficial holder, a determination of disability based upon a physical or mental condition or impairment arising after the date such Shareholder or beneficial holder first acquired Shares. Any such determination of disability must be made by any of: (1) the Social Security Administration; (2) the U.S. Office of Personnel Management; or (3) the Veteran’s Benefits Administration, or the Applicable Governmental Agency, responsible for reviewing the disability retirement benefits that the applicable Shareholder or beneficial holder could be eligible to receive.

Redemptions due to death or disability shall be treated as early redemptions and any bonus shares shall be forfeited. Redemptions due to death or disability shall also count towards the quarterly 3% Limit on redemptions described above. Redemptions will be processed in the order they were received. Any redemptions in excess of the 3% Limit, will be carried over to the next calendar quarter and redeemed at such time unless such carryover redemptions would exceed the 3% Limit for the new calendar quarter in which case they will be carried over to successive calendar quarters until redeemed; provided, however that if, during the pendency of the Offering, the 3% Limit is adjusted upward at the beginning of any succeeding calendar quarter, then such carried over redemptions will be redeemed as of such adjustment to extent they do not exceed the then in effect 3% Limit.

Added risk

We may have to liquidate some of our investments at inopportune times to redeem Shares in the event of the death or disability of a Shareholder and redeem Shares pursuant to the Optional Redemption.

The Shares carry an early redemption right and a redemption right in the event of death or disability of the Shareholder. As a result, one or more Shareholders may elect to have their Shares redeemed prior to maturity. In such an event, we may not have access to the necessary cash to redeem such Shares, and we may be required to liquidate certain assets in order to make such redemptions. Liquidation of assets may result in additional delay surrounding redemption, particularly around redemptions upon death or disability. Our investments are not intended to be liquid, and as a result any such liquidation may be at a price that represents a discount to the actual value of such investment.